United States Securities and Exchange Commission

Washington, DC 20549

NOTICE OF EXEMPT SOLICITATION

1.	Name of Registrant: OnDeck Capital, Inc.

2.	Name of person relying on exemption: Marathon Partners Equity Management, LLC

3.	Address of person relying on exemption: One Grand Central Place 60 East 42nd Street, Suite 2306 New York, New York 10165

4.

Written materials:

Attached hereto is a copy of a press release, dated April 13, 2017. The attached written materials are submitted pursuant to a voluntary application of Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.

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Marathon Partners Calls for Change at OnDeck; Announces Intention to Vote Against Company's Directors at Upcoming Annual Meeting

Releases Letter to Board of Directors

Recommends Cost-Cutting Measures and a Review of Strategic Alternatives to Enhance Shareholder Value

News provided by

Marathon Partners Equity Management, LLC

Apr 13, 2017, 15:32 ET

NEW YORK, April 13, 2017 -- Marathon Partners Equity Management, LLC, together with its affiliates ("Marathon Partners"), announced today that it has released a letter that was sent to the board of directors of OnDeck Capital, Inc. ("OnDeck" or the "Company") last month expressing concerns about the direction of the Company and making recommendations on steps to improve shareholder value.  Marathon Partners also announced today its intention to vote against the three incumbent directors up for election at OnDeck's upcoming Annual Meeting scheduled to be held on May 10, 2017.

In its letter to the Board, Marathon Partners recommended two courses of action for OnDeck:

•	Fully rationalize the Company's cost structure in order to rapidly achieve GAAP profitability and reduce the pressure on the organization to grow its loan portfolio
•	Seek the sale of the Company to a stable partner where OnDeck can thrive without the risks of destabilizing confidence in the business from shareholders and the capital markets.

Mario Cibelli commented, "OnDeck's excessive level of overhead puts tremendous pressure on the organization to quickly grow loans. This is a very risky strategy that has created a mindset of growth above all else, outranking the more important goals of risk management and shareholder wealth creation. It is increasingly obvious that OnDeck's strategy of aggressively growing loans in order to cover approximately $200 million of overhead is at best flawed and perhaps might even be viewed by some as reckless."

In addition to the concerns expressed in the letter, Marathon Partners is also disappointed with OnDeck's corporate governance and executive compensation practices, as exemplified by ISS's Governance QuickScore of '10' – indicating the highest level of concern – at the 2016 Annual Meeting.  OnDeck's current practices, including plurality voting for director elections, a classified board structure, no special meeting rights for shareholders, and combined CEO and Chairman roles, among others, serve to disenfranchise their shareholders' rights. Marathon Partners also has concerns around the metrics believed to denote success for the Company, such as adjusted EBITDA that ignores stock-based compensation and is blind to increased balance sheet risk.

Given Marathon Partners' lack of confidence in the Board's ability to represent the shareholders' best interests, it plans on voting against the entire class of directors up for election at the 2017 Annual Meeting.

The full text of Marathon Partners' previously delivered letter to the Board follows:

March 15, 2017

On Deck Capital, Inc.
1400 Broadway, 25th Floor
New York, New York 10018

To: Noah Breslow, Chairman of the Board & Chief Executive Officer
CC: James D. Robinson III, Lead Independent Director

Dear Mr. Breslow:

Due to a number of factors, we believe it is timely to reach out and share our updated views of On Deck Capital, Inc. ("OnDeck" or "Company"). Our firm, Marathon Partners Equity Management, LLC, has followed OnDeck since its IPO and currently owns in excess of 1.25 million shares of the Company. Based on our meetings and telephone conversations over the past year, we are confident that management and the board of directors share our view that OnDeck has built a valuable online lending platform.

Regardless of this, we firmly believe the board needs to aggressively consider alternative strategies in order to fulfill its fiduciary obligations and protect shareholder value at OnDeck. When all of the risks are appropriately weighed, we believe the current strategy the Company has chosen to pursue is unnecessarily risky and not in the best interests of shareholders. This is extremely concerning and is the motivation behind this communication to you and the board.

We recommend two courses of action for OnDeck that are not necessarily mutually exclusive:

•	Fully rationalize the Company's cost structure in order to rapidly achieve GAAP profitability and reduce the pressure on the organization to grow its loan portfolio. We believe OnDeck's elevated expense structure combined with the nature of its high-risk, low duration small business loans puts undue pressure on the organization to grow originations. This may incentivize excessive risk taking and push OnDeck beyond the frontier of what is prudent in order to keep the loan portfolio growing at a brisk pace. Significantly reducing the Company's cost structure will generate much needed profit and ease the burden of required origination growth.
•	Seek the sale of the Company to a stable partner where OnDeck can thrive without the risks of destabilizing confidence in the business from shareholders and the capital markets. We believe OnDeck's platform ultimately needs to be in the hands of a larger, more secure owner in order to reach its full potential. Given all of the risks inherent in this business, an independent OnDeck may simply be too risky of a strategy for the board to pursue, especially with the burden of covering approximately $200 million of operating expenses annually just to break even.

Stuck in No Man's Land

Despite the potential for long-term success, OnDeck is currently in a challenged position as an orphaned public entity. The Company's share price is down approximately 75% from the IPO. The market values OnDeck as a subscale commercial lender with no technology advantage or domain expertise, even as the Company's cost structure remains elevated and resembles that of a prized technology concern.

OnDeck's public ownership structure is not serving it well and may, in fact, be unsustainable. The current objectives of the organization are in deep conflict with the market's assessment of the business model. This is not a strong foundation from which to build a Company that aspires to disrupt traditional commercial lending to small businesses.

There are several issues that arise from this unfortunate reality:

•	OnDeck does not have access to reasonably priced equity capital to replace what it has raised thus far in its existence and is currently burning. Essentially, OnDeck's equity capital cannot be replaced without significant dilution to existing owners.
•	OnDeck is very vulnerable to outside criticism/activism.
•	OnDeck relies upon critical partners and the confidence of the capital markets in order to function properly. The Company's orphan status and lack of profitability do not inspire confidence with current or potential partners.

Current Strategy

The current strategy of rapidly growing on-balance sheet loans with diminishing equity in order to achieve GAAP profitability puts tremendous pressure on the organization. Given the size of OnDeck's loan portfolio and its low duration, the Company is forced to quickly grow originations. This is far from ideal and may encourage the wrong kinds of behavior in order to conform to the current plan for achieving profitability. OnDeck's fourth quarter results from longer duration loans highlight the concern we have on this front.

While OnDeck has fused data driven technology into its underwriting process, the road to profitability is projected to come from a traditional lending strategy. The Company's fixed overhead (operating expenses less ad spending and processing costs) is running in excess of $150 million annually. The recently announced restructuring is only keeping operating expenses flat year over year in 2017. This continues to be a very high cost structure for a lender of OnDeck's size that is struggling to achieve profitability.

We believe the Company is pursuing its long-term goals in a high risk manner and has potentially ignored many short-term risks, essentially performing a high wire act with no safety net. Given all of the risks in micro credits, operating risks, macroeconomic concerns, liquidity and regulatory risks, how is it prudent for OnDeck to remain committed to the present course and timeline for achieving profitability? The current strategy leaves almost no margin for error.

Incidentally, we want to be very clear that profitability for OnDeck should be defined by the Company as GAAP profitability befitting of a lender who uses its balance sheet to generate net income. Stock-based compensation and depreciation are real expenses for shareholders and we would strongly urge the board to recalibrate their expectations if they have not done so already.

Time for Change

We believe it is now time for the board to objectively investigate potential value enhancing options available to the Company and its shareholders. We recommend that the board of directors immediately engage an independent advisor who can offer fresh thinking and new perspectives as it pertains to alternatives for maximizing shareholder value. This process should include a potential sale of OnDeck to a third party and be measured against other options available to the board including the continued risks presented by operating the business on a standalone basis.

Given OnDeck's valuable lending platform, we believe there is likely to be significant strategic interest in the Company at a substantial premium to the current stock price. We believe the right acquirer could derive much greater value from OnDeck's platform and achieve significantly better leverage on operating expenses. In short, we believe the OnDeck organization could thrive and create much more value as part of a larger enterprise than it could ever hope to achieve independently.

We are confident that our concerns would resonate well with many of the Company's shareholders as well as the larger financial community. At this point, we prefer to engage with the board of directors in a non-public forum to discuss these critical issues; however, we reserve the right to elevate the debate on these topics given the importance of the subject matter.

We strongly encourage you to consider the alternative paths we have recommend and we welcome further discussion and feedback.

Sincerely,

Mario D. Cibelli
Managing Member

About Marathon Partners:
Marathon Partners Equity Management, LLC is an equity investment firm that deploys capital with a long-term investment horizon.

Investor contact:
Mario Cibelli, (212) 490-0399
http://www.marathonpartners.com

Written materials are submitted voluntarily pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. This is not a solicitation of authority to vote your proxy. Marathon Partners Equity Management, LLC (“Marathon Partners”) is not asking for your proxy card and will not accept proxy cards if sent. The cost of this filing is being borne entirely by Marathon Partners.

PLEASE NOTE: Marathon Partners is not asking for your proxy card and cannot accept your proxy card. Please DO NOT send us your proxy card.